Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, December 5, 2006

Gammon Lake Continues to Increase Mine Production, Producing 23,769
Gold Equivalent Ounces in November

Combined Production in November from Ocampo and El Cubo Amounts to 14,142 Ounces of Gold and 464,186 Ounces of Silver

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) is pleased to announce a continued and significant increase in monthly production during November 2006. Combined production from Gammon Lake’s Ocampo Gold-Silver Mine in Chihuahua, Mexico and El Cubo Mine in Guanajuato, Mexico amounted to 14,142 ounces of gold and 464,186 ounces of silver during the month of November 2006.

The following table summarizes the combined realized production during the month of November from Gammon Lake’s Ocampo and El Cubo Mines as the Company continues to ramp up to full production at Ocampo.

November 2006 Gold-Silver Production
	Ocampo	El Cubo	Combined
Gold (oz.)	11,015	3,127	14,142
Silver (oz.)	336,342	127,844	464,186
Gold Equivalent(1) (oz.)	18,008	5,761	23,769

(1) Gold Equivalent values are based on actual gold and silver prices realized upon sale and the sale of dore bars which are recorded at the time of shipping to the third-party refinery. Revenue from the sale of dore may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.

Mine commissioning at Ocampo remains on schedule for Gammon Lake to achieve commercial production by the end of the 2006 calendar year, at a production run rate of 400,000 gold equivalent ounces (235,600 ounces of gold and 10.5-million ounces of silver) per annum.

Fred George to Present at the 2006 Scotia Capital Precious Metals and Base Metals Conference

Fred George, Chairman and President of Gammon Lake, will present at the 2006 Scotia Capital Precious Metals and Base Metals Conference in Toronto, today at 10:00 am Eastern Time (11:00 am Atlantic Time). A link to the live audio webcast of the presentation has been posted on Gammon Lake’s website at www.gammonlake.com.

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration and mining Company with properties in Mexico. The Company’s flagship Ocampo Project is now in pre commercial production and Gammon Lake is moving toward becoming a mid-tier gold and silver producer in 2007. The Company remains 100% unhedged and fully financed to achieve full production at Ocampo and El Cubo. Gammon Lake is on schedule to achieve an annual production run rate of 400,000 gold equivalent ounces (235,600 ounces of gold and10.5 million ounces of silver) by the end of the 2006 calendar year, at a cash cost of below US $200 per gold equivalent ounce.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. Third party analytical work was performed by ALS Chemex of Vancouver and Florin Labs of Reno, Nevada, employing conventional fire assay analysis techniques. For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United State Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Lake’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Lake, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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